SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

March 31st, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.  20549

Re:  Credicorp Ltd. - Report on Form 6-K

Dear Sirs:

On  behalf  of  Credicorp  Ltd.  (the  “Company”),  I hereby  notify  you of the following  Material Event on the Company’s  Report on Form 6-K (the “Form 6-K”).
The attached  Material Event (“Hecho de Importancia”) are being furnished to the
Securities  and Exchange  Commission  pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

Notice of  Material  Event,  submitted  to CONASEV  and the “Bolsa de Valores de
Lima” on March 13, 2003.

Please  direct any questions or comments you may have  regarding  this filing to the undersigned at 156 Calle Centenario, La Molina, Lima – 12 Peru.

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

                                            Name: Ray Campos
                                            Title:  Authorized Representative

March 13, 2003

Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Reference: Material Event

Dear Sirs:

Our company,  Credicorp Ltd. (NYSE: BAP) in accordance with the amended Peruvian
Capital Market Law (TUO - Texto Unico  Ordenado)  approved by the Supreme Decree
N° 093-2002-EF and the Material Event Regulation,  Private Information and Other
Communications,  approved by the CONASEV resolution N° 107-2002-EF/94.10.0  (The
Rule), hereby notify you of the following “Material Event”:

Credicorp Ltd has been  authorized by the  authorities  of the State of Florida,
United States of America,  to constitute a company called  Credicorp  Securities
Inc.,  which is a broker  dealer,  member  NASD and  SIPC.  It is 100%  owned by
Credicorp Ltd. with an initial capital investment of US$ 1,000,000.00

Sincerely,

Benedicto Cigüeñas
Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2003

CREDICORP LTD.

By:	/S/ Ray Campos
Ray Campos Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.